Filed Pursuant to Rule 424(b)(3)
Registration No. 333-286550

631,922 Shares of Common Stock Issuable Upon the Conversion of Outstanding Notes

622,584 Shares of Common Stock Issuable Upon the Exercise of Outstanding Common Warrants

37,376 Shares of Common Stock Issuable Upon the Exercise of Outstanding Placement Agent Warrants

This prospectus relates to the resale of up to 1,291,882 shares of Jaguar Health, Inc. (the “Company,” “we,” “our” or “us”) voting common stock, par value $0.0001 per share (the “Common Stock”), by the Selling Stockholders listed in this prospectus (the “Selling Stockholders”). The shares of Common Stock registered for resale pursuant to this prospectus consist of (i) 631,922 shares of Common Stock (the “Conversion Shares”) issuable upon the conversion of the 6% convertible promissory notes (the “Notes”), (ii) 622,584 shares of Common Stock (the “Common Warrant Shares”) issuable upon the exercise of common warrants (the “Common Warrants”), and (iii) 37,376 shares of Common Stock (the “Placement Agent Warrant Shares,” and together with the Common Warrant Shares, the “Warrant Shares”) issuable upon the exercise of certain warrants issued to our placement agent (the “Placement Agent Warrants” and together with the Common Warrants, the “Warrants”). The Notes and Warrants were issued to the Selling Stockholders in a private placement offering (the “Private Placement”) that closed on March 31, 2025.

For additional information about the Private Placement, see “Private Placement.”

The Notes are immediately convertible, at each holder’s option, in part or in full, into Conversion Shares at a conversion price of $5.535 per share for holders who are not an officer, director, employee or consultant of the Company (collectively, a “Company Insider”), and $5.555 per share for holders who are Company Insiders. The Common Warrants have an exercise price of $5.41 per share for holders who are not Company Insiders, and $5.43 per share for holders who are Company Insiders, and are exercisable immediately upon issuance and will expire on the earlier of (i) five years from the date of issuance, (ii) the consummation of a fundamental transaction and (iii) the consummation of a liquidation event. The Placement Agent Warrants have substantially the same terms as the Warrants, except that the Placement Agent Warrants have an exercise price of $6.9188 per share.

The Selling Stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of Common Stock or interests in their shares of Common Stock on any stock exchange, market or trading facility on which the shares of Common Stock are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” in this prospectus for more information. We will not receive any proceeds from the resale or other disposition of the shares of Common Stock by the Selling Stockholders. However, we will receive the proceeds of any cash exercise of the Warrants. See “Use of Proceeds” beginning on page 19 and “Plan of Distribution” beginning on page 20 of this prospectus for more information.

Our Common Stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “JAGX.” On May 6, 2025, the last reported sale price of our Common Stock on Nasdaq was $10.91.

You should read this prospectus, together with additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information,” carefully before you invest in any of our securities.

An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties described in the section captioned “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission, or the SEC, on March 31, 2025 and amended on April 15, 2025, and our other filings we make with the Securities and Exchange Commission from time to time, which are incorporated by reference herein in their entirety, together with other information in this prospectus and the information incorporated by reference herein.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 7, 2025.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and the documents incorporated by reference herein. This summary does not contain all of the information that you should consider before deciding to invest in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 7, our consolidated financial statements and the related notes and the other information incorporated by reference into this prospectus before making an investment decision.

This prospectus and the information incorporated by reference herein contain references to trademarks, service marks and trade names owned by us or other companies. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus and the information incorporated by reference herein, including logos, artwork, and other visual displays, may appear without the ® or ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names. We do not intend our use or display of other companies’ trade names, service marks or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Other trademarks, trade names and service marks appearing in this prospectus and the documents incorporated by reference herein are the property of their respective owners.

Corporate Overview

Jaguar Health, Inc. (“Jaguar” or the “Company”) is a commercial-stage pharmaceuticals company focused on developing novel, plant-based, sustainably derived prescription medicines for people and animals with gastrointestinal (“GI”) distress, including chronic, debilitating diarrhea. Jaguar’s wholly owned subsidiary, Napo Pharmaceuticals, Inc. (“Napo”), focuses on developing and commercializing proprietary plant-based human prescriptions from plants for essential supportive care and management of neglected GI symptoms across multiple complicated disease states, including rare orphan diseases and cancer.

Jaguar is currently supporting three proof-of-concept (POC) investigator-initiated trials (IIT), and conducting two placebo-controlled Phase 2 studies, for crofelemer for SBS-IF and MVID patients in the United States, European Union, and/or Middle East/North Africa regions. The Company’s Phase 2 study to evaluate the efficacy of crofelemer for MVID in pediatric patients has been initiated, as has the Company’s Phase 2 study to evaluate the efficacy of crofelemer for SBS-IF in adults. Both the POC IIT of crofelemer in Abu Dhabi in pediatric patients for various congenital diarrheal disorders (CDD), including MVID or SBS-IF, and the independent IIT in the U.S. to evaluate crofelemer for SBS-IF in adults have begun treating the first patients. The additional IIT is expected to initiate in H2 2025.

As announced, initial results from the ongoing pediatric IIT of crofelemer in Abu Dhabi for various CDDs, including MVID and SBS-IF, were presented by Dr. Mohamad Miqdady, the principal investigator for this study, at the April 24-26, 2025 Annual ELITE PED-GI Congress in Abu Dhabi. The results showed crofelemer reduced the required total parenteral nutrition (TPN) and/or supplementary intravenous fluids, collectively referred to as parenteral support (PS) in patients with intestinal failure due to microvillus inclusion disease (MVID) and short bowel syndrome (SBS-IF) by up to 27% and 12.5% respectively. In addition, this data showed that crofelemer reduced stool volume output and/or frequency of watery stools, and increased urine output – an indicator of improved nutrient oral absorption.

Patients with MVID and SBS-IF suffer from devastating diarrhea and dehydration caused by these debilitating, lifelong conditions and often require lifelong TPN up to 7 days a week. While crucial for these patients, TPN carries a significant risk of morbidity, including infections, metabolic complications, liver and kidney function problems – as well as a risk of neurodevelopmental delay. There are currently no approved drugs that reduce TPN needs in these patients. Based on the initial findings from this study, crofelemer’s novel antisecretory mechanism of action appears to have the potential to provide a novel therapeutic option to modify disease progression due to the reductions in TPN and associated comorbidities in MVID and SBS-IF patients and improve their quality of life.

Per the study protocol for the ongoing pediatric IIT of crofelemer in Abu Dhabi for various CDDs, including MVID and SBS-IF, as announced, a pediatric MVID patient was taken off crofelemer after 12 weeks of treatment for a period of 30 days. However, after just 8 days, the patient’s parents requested reinitiation of crofelemer dosing, as the patient’s symptoms were worsening – evidenced by increased stool output and decreased urine output. Hence, the patient was restarted on daily treatment with crofelemer.

The ongoing exploratory, single-arm open-label non-randomized POC trial in Abu Dhabi is evaluating the safety and effectiveness of crofelemer in pediatric patients with intestinal failure and includes an assessment of crofelemer’s potential to be safely administered to patients with intestinal failure from MVID, SBS, and other congenital diarrheal disorders (CDD) in optimum dose levels for the patients. To the best our knowledge, the lowering of TPN needs, improvement in stool formation, and improvement in the absorption of nutrients have never been achieved in an MVID patient. This study is being conducted at Sheikh Khalifa Medical City (SKMC), a flagship tertiary hospital in the UAE and the largest teaching medical center in Abu Dhabi. Dr. Miqdady, SKMC’s Division Chief of the Pediatric Gastroenterology, Hepatology & Nutrition Division, serves as a member of Napo’s Scientific Advisory Board and is a recognized leader in pediatric gastroenterology.

Additional POC IIT results are expected throughout 2025 for crofelemer for various CDDs, including MVID and SBS-IF. In accordance with the guidelines of specific European Union countries, published data from such clinical investigations could support reimbursed early patient access to crofelemer for these debilitating conditions in 2026 while the Company pursues approval of crofelemer for SBS and MVID from the EMA and the FDA. Participation in early access programs, which do not exist in the U.S., provides an opportunity for reimbursement while impacting the morbidity and high cost of care for these chronic unmet needs. Additionally, the Company expects that if even just a very small number of MVID patients show benefit with crofelemer, given the ultrarare nature of MVID, this may potentially allow pathways for regulatory approval in the U.S. and other regions and qualify crofelemer for participation in PRIME, a European Medicines Agency (EMA) program providing enhanced interaction and early dialogue with drug developers of novel medicines targeting unmet medical needs, and in the FDA’s Breakthrough Therapies program. If a drug is designated as breakthrough therapy, the FDA will expedite the development and review of the drug.

Crofelemer powder for oral solution is being developed to support orphan or rare disease indications for adults with SBS-IF and MVID patients. Crofelemer was granted Orphan Drug Designation (“ODD”) by the FDA in February 2023 for MVID and granted ODD for MVID by the European Medicines Agency (“EMA”) in October 2022. Crofelemer was granted ODD for SBS by the EMA in December 2021 and by the FDA in August 2017. In August 2023, Napo’s Investigational New Drug (“IND”) application was activated by the FDA for a new crofelemer powder for this oral solution formulation for treating MVID. Our global MVID Phase 2 trial for Jaguar is being conducted under this IND.

SBS affects approximately 10,000 to 20,000 people in the US, according to the Crohn’s & Colitis Foundation, and it is estimated that the population of SBS patients in Europe is approximately the same size. Despite limited treatment options, the global SBS market exceeded $568 million in 2019 and is expected to reach $4.6 billion by 2027, according to a report by Vision Research Reports. MVID is an ultrarare pediatric disease, with an estimated prevalence of a couple of hundred patients globally.

The global Phase 2 trial of crofelemer in adults with SBS-IF is taking place under a Clinical Trial Application (“CTA”) approved by European health authorities and the MVID trial under an IND approved by the FDA. We expect that enrollment will continue in 2025 for the MVID Phase 2 trial and the Phase 2 trial for SBS-IF, with data expected in the beginning of 2026 for both trials.

Our crofelemer drug product candidate is also the subject of the OnTarget study, a recently conducted pivotal Phase 3 clinical trial for prophylaxis of diarrhea in adult cancer patients receiving targeted therapy. While the initial top line results from the OnTarget study showed that this multicenter, double-blind, placebo-controlled pivotal clinical trial did not meet its primary endpoint for the prespecified analysis of all tumor types, a responder analysis of the prespecified subgroup from OnTarget of adult patients with breast cancer indicates that crofelemer achieved statistical significance in this subgroup. Patients with breast cancer accounted for 183 of the 287 participants in this trial in adult patients, which included patients with all solid tumors receiving targeted therapy with or without standard chemotherapy. The OnTarget results in breast cancer were the subject of a poster presentation conducted December 11, 2024 at the San Antonio Breast Cancer Symposium (“SABCS”). Overall, crofelemer was significantly more effective than placebo in providing sustained response in breast cancer patients in the OnTarget study. This research underscores the potential of crofelemer for prophylaxis of cancer therapy-related diarrhea (“CTD”).

As announced, a late-breaker abstract Napo submitted to the Multinational Association of Supportive Care in Cancer (MASCC) on additional significant results in adult breast cancer patients from the OnTarget study has been accepted for presentation as an oral rapid e-poster at MASCC’s June 26-28, 2025 Annual Meeting, and the U.S. Food and Drug Administration (FDA) granted Napo a Type C Meeting in the second quarter of 2025 to discuss the responder analysis in the prespecified subgroup of patients with breast cancer for crofelemer in the OnTarget study. The Company’s goal for the meeting is to discuss the most efficient pathways to make crofelemer available to this patient population for cancer therapy-related diarrhea (CTD).

In December 2023, Napo launched its ongoing, patient led advocacy program Make Cancer Less Shitty (MCLS) at SABCS. The goal of the MCLS program is to drive awareness of cancer supportive care gaps and needs, bring together patients, advocates, researchers, and clinicians, and, most importantly, to amplify the voice of patients about the importance of supportive care.

As part of our strategy to expand our commercial footprint beyond HIV-related supportive care to include cancer-related supportive care, on April 12, 2024, we entered into an exclusive 5-year in-license agreement with United Kingdom-based Venture Life Group PLC (“Venture Life”), an international consumer health company focused on the global self-care market, for Venture Life’s 510(k) cleared oral mucositis prescription product, Gelclair, for the US market. Gelclair is a 510(k) cleared prescription product and can be commercialized without any clinical development costs for Jaguar. We initiated the commercial launch in October 2024 for Gelclair. Oral mucositis is among the most common, painful, and debilitating cancer treatment-related side effects. Gelclair is a protective gel with a mechanical action indicated for the management of pain and relief of pain by adhering to the mucosal surface of the mouth, soothing oral lesions of various etiologies, including oral mucositis/stomatitis. Unlike other products for oral mucositis, it is not a numbing agent and does not sting the mouth.

Napo Pharmaceuticals is the majority stockholder of Napo Therapeutics S.p.A. (Napo Therapeutics), an Italian corporation established by Jaguar in Milan, Italy in 2021, focusing on expanding crofelemer access in Europe. Napo Therapeutics’ core mission is to provide access to crofelemer in Europe to address significant rare/orphan disease indications, including, initially, two key rare disease target indications: Short bowel syndrome with intestinal failure (SBS-IF) and microvillus inclusion disease (MVID), an ultrarare congenital diarrheal disorder (CDD).

Napo’s marketed drug Mytesi (crofelemer 125 mg delayed-release tablets) is a first-in-class oral botanical drug product approved by the FDA for the symptomatic relief of noninfectious diarrhea in adults with HIV/AIDS on antiretroviral therapy. To date, this is the only oral plant-based botanical prescription medicine approved under the FDA’s Botanical Guidance. Jaguar’s Canalevia-CA1 (crofelemer delayed-release tablets) drug is the first and only oral plant-based prescription product that is FDA conditionally approved to treat chemotherapy-induced diarrhea (CID) in dogs.

Most of the activities of the Company are focused on the development and commercialization of Mytesi, and on our prioritized clinical program centered around our Phase 2 trials, including the independent POC IIT trials of crofelemer for the rare orphan diseases MVID and SBS-IF, the ongoing clinical development of crofelemer for the prophylaxis of diarrhea in adult patients receiving targeted cancer therapy with or without standard chemotherapy, and the ongoing commercial launch of Gelclair. In the field of animal health, we are continuing limited activities related to developing and commercializing first-in-class gastrointestinal products for dogs, dairy calves and foals.

Crofelemer is a novel, first-in-class anti-secretory antidiarrheal drug that has a normalizing effect on electrolyte and fluid balance in the gut, and this mechanism of action has the potential to benefit multiple disorders that cause GI distress, including diarrhea and abdominal discomfort. Our development pipeline also includes crofelemer for additional possible follow-on indications, including diarrhea-predominant irritable bowel syndrome (IBS-D) and chronic idiopathic/functional diarrhea, in investigator-initiated trials.

A second-generation proprietary anti-secretory antidiarrheal drug (NP-300) is in development for symptomatic relief and treatment of moderate-to-severe diarrhea, with or without concomitant antimicrobial therapy, from bacterial, viral, and parasitic infections, including Vibrio cholerae, the bacterium that causes cholera. This program is being pursued with the potential targeted incentive of an FDA tropical disease priority review voucher.

In January 2023, Jaguar and Filament Health Corp. (Filament), with funding from One Small Planet, formed the US-based joint venture Magdalena Biosciences Inc. (Magdalena), which emerged from Jaguar’s Entheogen Therapeutics Initiative (ETI). Magdalena’s focus is focused on identifying the next generation of plant-based first-in-class agents for treatment of mental health conditions, including, initially, attention-deficit/hyperactivity disorder (ADHD) in adults. The goal of the collaboration is to extend the botanical drug development capabilities of Jaguar and Filament in order to develop pharmaceutical-grade, standardized drug candidates for mental health disorders and to partner with a potential future licensee to develop and commercialize these novel plant-based drugs. This venture aligns with Jaguar’s ETI program and Filament’s corporate mission to develop novel, natural prescription medicines from plants. Magdalena leverages Jaguar’s proprietary medicinal plant library and Filament’s proprietary drug development technology. Jaguar’s library of 2,300 highly characterized medicinal plants and 3,500 plant extracts, all from firsthand ethnobotanical investigation by Jaguar and members of the ETI Scientific Strategy Team, is a key asset we have generated over 30 years that bridges the knowledge of traditional healers and Western medicine. Magdalena holds an exclusive license to plants and plant extracts in Jaguar’s library, not including any sources of crofelemer or NP-300, for specific indications and is in the process of identifying plant candidates in the library that may prove beneficial for addressing indications such as ADHD. Magdalena is currently approximately 40-percent owned by Jaguar.

In December 2021, we received conditional approval from the FDA to market Canalevia-CA1 (crofelemer delayed-release tablets), our oral plant-based prescription drug and the only available veterinary drug for the treatment of CID in dogs, and Canalevia-CA1 is now available to multiple leading veterinary distributors in the US. Canalevia-CA1 is a tablet that is given orally and can be prescribed for home treatment of CID. The FDA conditionally approves Canalevia-CA1 under application number 141-552. Conditional approval allows for product commercialization while Jaguar Animal Health continues to collect the substantial evidence of effectiveness required for full approval. We have received a Minor Use in a Major Species (MUMS) designation from the FDA for Canalevia-CA1 to treat CID in dogs. FDA has established a “small number” threshold for minor use in each of the seven major species covered by the MUMS Act. The small number threshold is currently 80,000 for dogs, representing the largest number of dogs that can be affected by a disease or condition over a year and still have the use qualify as a minor use.

As announced, Jaguar is seeking a partner to fund and execute the expanded development and commercialization of Canalevia for the treatment of general, non-infectious diarrhea in dogs, in exchange for commercial rights to the product in the US. Diarrheas is one of the most common reasons for veterinary office visits for dogs and is the second most common reason for visits to the veterinary emergency room, yet there are currently no FDA-approved drug to treat canine diarrhea. According to the American Veterinary Medical Association, there were an estimated 89.7 million dogs in the United States in 2024, with nearly half (45.5%) of US households owning a dog in 2024. Devastating diarrhea-related dehydration can occur rapidly for the animal, and the lack of control in urban settings where owners don’t have easy access to outdoor facilities is a significant problem for families with dogs. Jaguar estimates that estimate that US veterinarians see approximately six million cases of acute and chronic diarrhea in dogs annually.

We believe Jaguar is poised to realize a number of near-term catalysts and value-adding benefits from an expanded pipeline of potential blockbuster human follow-on indications of crofelemer and a second-generation anti-secretory agent-upon which to build global partnerships. Jaguar, through Napo, holds global unencumbered rights for crofelemer, Mytesi, and Canalevia-CA1. Additionally, several drug product opportunities in Jaguar’s crofelemer pipeline are backed by Phase 2 and POC evidence from human clinical trials.

Recent Developments

Ongoing Pediatric Investigator-Initiated Trial (IIT) of Crofelemer in Abu Dhabi for Various Congenital Diarrheal Disorders (CDD) Including Microvillus Inclusion Disease (MVID) and Short Bowel Syndrome (SBS-IF)

As announced, initial results from the ongoing pediatric IIT of crofelemer in Abu Dhabi for various CDDs, including MVID and SBS-IF, were presented by Dr. Mohamad Miqdady, the principal investigator for this study, at the April 24-26, 2025 Annual ELITE PED-GI Congress in Abu Dhabi. The results showed crofelemer reduced the required total parenteral nutrition (TPN) and/or supplementary intravenous fluids, collectively referred to as parenteral support (PS) in patients with intestinal failure due to MVID and SBS-IF by up to 27% and 12.5% respectively. In addition, this data showed that crofelemer reduced stool volume output and/or frequency of watery stools, and increased urine output – an indicator of improved nutrient oral absorption.

Corporate Information

We were incorporated in the State of Delaware on June 6, 2013. Our principal executive office is located at 200 Pine Street, Suite 400, San Francisco, CA 94104, for human health prescription drugs, and the telephone number is (415) 371-8300. We have an additional office at 200 Pine Street, Suite 600, San Francisco, CA 94104, for Jaguar Animal Health. Our website for the corporation is https://jaguar.health. The information contained on, or that can be accessed through, our website is not part of this annual report. Our voting common stock is listed on the Nasdaq Capital Market and trades under the symbol “JAGX.” On July 31, 2017, we completed the acquisition of Napo pursuant to the Agreement and Plan of Merger, dated March 31, 2017, by and among the Company, Napo, Napo Acquisition Corporation, and Napo’s representative (the “Merger”).

Information contained in, or accessible through, our website does not constitute part of this prospectus or registration statement and inclusions of our website address in this prospectus or registration statement are inactive textual references only. You should not rely on any such information in making your decision whether to purchase our securities.

THE OFFERING

Common Stock to be Offered by the Selling Stockholders	Up to 1,291,882 shares of Common Stock, which are comprised of (i) 631,922 shares of Common Stock issuable upon conversion of the Notes, (ii) 622,584 shares of Common Stock issuable upon exercise of the Common Warrants, and (iii) 37,376 shares of Common Stock issuable upon exercise of the Placement Agent Warrants.

Use of Proceeds	We will not receive any proceeds from the shares of Common Stock offered by the Selling Stockholders pursuant to this prospectus. However, we will receive the proceeds of any cash exercise of the Warrants. We intend to use the net proceeds from any cash exercise of the Warrants for working capital and general corporate purposes. Please see the section entitled see “Use of Proceeds” on page 19 of this prospectus for a more detailed discussion.

National Securities Exchange Listing	Our Common Stock is currently listed on Nasdaq under the symbol “JAGX.”

Risk Factors	An investment in our securities involves a high degree of risk. Please see the section entitled “Risk Factors” beginning on page 7 of this prospectus. In addition before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties described in the section captioned “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on March 31, 2025 and amended on April 15, 2025, and other filings we make with the SEC from time to time, which are incorporated by reference herein in their entirety, together with other information in this prospectus and the information incorporated by reference herein.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties described in the section captioned “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on March 31, 2025 and amended on April 15, 2025, and other filings we make with the SEC from time to time, which are incorporated by reference herein in their entirety, together with other information in this prospectus and the information incorporated by reference herein. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could suffer materially. In such an event, the trading price of our shares of Common Stock could decline, and you might lose all or part of your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information, this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, (the “Securities Act”) and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “can,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “seek,” “estimate,” “continue,” “plan,” “point to,” “project,” “predict,” “could,” “intend,” “target,” “potential” and other similar words and expressions of the future.

There are a number of important factors that could cause the actual results to differ materially from those expressed in any forward-looking statement made by us. These factors include, but are not limited to:

•	We have a limited operating history, expect to incur further losses as we grow, and may be unable to achieve or sustain profitability.

•

We expect to incur significant additional costs as we continue commercialization efforts for current prescription drug candidates or other product candidates and undertake the clinical trials necessary to obtain any necessary regulatory approvals, which will increase our losses.

•

We will need to raise substantial additional capital in the future in the event that we conduct clinical trials for new indications and for the launch of Gelclair, and we may be unable to raise such funds when needed and on acceptable terms, which would force us to delay, limit, reduce or terminate one or more of our product development programs.

•

We are substantially dependent on the success of Mytesi, our current lead prescription drug product, and Canalevia-CA1, our conditionally approved prescription drug product for CID in dogs. We cannot be certain that necessary approvals will be received for planned Mytesi or Canalevia-CA1 follow-on indications or that these product candidates will be successfully commercialized, either by us or any of our partners. We cannot be certain that we will be successful in the commercialization of Gelclair.

•

We face uncertainty in the launch of Gelclair as the market for oral mucositis treatments is highly competitive, with established companies and emerging therapies. Gelclair’s success depends on its ability to differentiate itself and gain market share.

•

If we are not successful in identifying, licensing, developing, and commercializing additional product candidates and products, our ability to expand our business and achieve our strategic objectives could be impaired.

•

Mytesi faces significant competition from other pharmaceutical companies, both for its currently approved indication and for planned follow-on indications, and our operating results will suffer if we fail to compete effectively.

•

We may be unable to obtain, or obtain on a timely basis, regulatory approval for our existing or future human or animal prescription drug product candidates under applicable regulatory requirements, which would harm our operating results.

•

The failure to identify a reasonable regulatory pathway to make crofelemer available for breast cancer patients based on a responder analysis may lead us to pause, change or discontinue commercialization of other products within our cancer supportive care business.

•

The results of our earlier studies of Mytesi may not be predictive of the results in any future clinical trials and species-specific formulation studies, respectively, and we may not be successful in our efforts to develop or commercialize line extensions of Mytesi.

•

Development of prescription drug products is inherently expensive, time-consuming, and uncertain, and any delay or discontinuance of our current or future pivotal trials would harm our business and prospects.

•

We will partially rely on third parties to conduct our development activities. If these third parties do not successfully carry out their contractual duties, we may be unable to obtain regulatory approvals or commercialize our current or future human or animal product candidates on a timely basis or at all.

•

Even if we obtain regulatory approval for planned follow-on indications of crofelemer, Canalevia, or our other product candidates, they may never achieve market acceptance. Further, even if we are successful in the ongoing commercialization of Mytesi and Canalevia, we may not achieve commercial success.

•	Human and animal gastrointestinal health products are subject to unanticipated post-approval safety or efficacy concerns, which may harm our business and reputation.

•	Future federal and state legislation may result in increased exposure to product liability claims, which could result in substantial losses.

•	If we fail to retain current members of our senior management or to identify, attract, integrate, and retain additional key personnel, our business will be harmed.

•

We are dependent on two suppliers for the raw material used to produce the active pharmaceutical ingredients in Mytesi and Canalevia-CA1. The termination of either of these contracts would result in a disruption to product development and manufacturing, and harm our business.

•

We are dependent upon third-party contract manufacturers, both for the supply of the active pharmaceutical ingredients in Mytesi and Canalevia-CA1, as well as for the supply of finished products for commercialization. The termination of any of these contracts would result in a disruption to product development and manufacturing and harm our business.

•

If we are unable to establish sales capabilities on our own or through third parties, we may not be able to market and sell our current or future human products and product candidates, if approved, and generate product or other revenue.

•	We will need to increase the size of our organization and may not successfully manage such growth.

•

Canalevia-CA1 and our animal health prescription drug product candidates may be marketed in the US only in the target animals and for the indications for which they are approved, and if we want to expand the approved animals or indications, it will need to obtain additional approvals, which may not be granted.

•

The misuse or extra-label use of Mytesi, Canalevia, and our human or animal prescription drug product candidates, if approved by regulatory authorities, may harm our reputation or result in financial or other damages.

•

We may be unable to obtain, or obtain on a timely basis, a renewal of conditional approval for Canalevia-CA1 or to eventually obtain full regulatory approval of Canalevia-CA1, which would harm our operating results.

•	We may not maintain the benefits associated with MUMS designation, including market exclusivity.

•

The market for our human and animal products, and the gastrointestinal health market as a whole, is uncertain and may be smaller than we anticipate, which could lead to lower revenue and harm our operating results.

•

Insurance coverage for Mytesi for its current approved indication could decrease or end, or Mytesi might not receive insurance coverage for any approved follow-on indications, which could lead to lower revenue and harm our operating results.

•	We may face challenges obtaining favorable reimbursement and insurance coverage for Gelclair, which could limit its market adoption and commercial success.

•	We may engage in future acquisitions that increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

•	Certain of the countries in which we plan to commercialize our products in the future are developing countries, some of which have potentially unstable political and economic climates.

•	Changing political environment in the US could adversely affect our business and financial performance.

•	Fluctuations in the exchange rate of foreign currencies could result in currency transaction losses.

•	Laws and regulations governing global trade compliance could adversely impact our business.

•	There are other gastrointestinal-focused human pharmaceutical companies, and we face competition in the marketplaces in which we operate or plan to operate.

•	Our obligations to Streeterville are secured by a security interest in all of Napo’s NP-300 assets, so if we default on those obligations, Streeterville could foreclose on the NP-300 assets.

•	Our royalty interests require us to make minimum royalty payments, even if we do not sell a sufficient amount of products to cover the amount of such payments, which may strain our cash resources.

•	Failure in our information technology systems, through cyber-attacks or other data security incidents, could significantly disrupt our operations.

•	Global macroeconomic conditions may negatively affect us and may magnify certain risks that affect our business.

•	Unfavorable global economic conditions could adversely affect our business, financial condition, or results of operations.

•	Substantially all of our revenue for recent periods has been received from two customers.

•	The Company’s ability to attract and retain qualified members of our board of directors may be impacted due to new state laws, including recently enacted gender quotas.

•	Evolving expectations around corporate responsibility practices, specifically related to environmental, social, and governance (“ESG”) matters, may expose us to reputational and other risks.

•	The growing use of artificial intelligence (“AI”) systems to automate processes, analyze data, and support decision-making poses inherent risks.

•	Other factors discussed in our most recent Annual Report on Form 10-K.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein, or those documents incorporated by reference, or risk factors that we are faced with that may cause our actual results to differ from those anticipate in our forward-looking statements. Please see “Risk Factors” for additional risks which could adversely impact our business and financial performance.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus, or the date of the document incorporated by reference into this prospectus. We have no obligation, and expressly disclaim any obligation, to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise. We have expressed our expectations, beliefs and projections in good faith, and we believe they have a reasonable basis. However, we cannot assure you that our expectations, beliefs, or projections will result or be achieved or accomplished.

PRIVATE PLACEMENT

On March 26, 2025, we entered into securities purchase agreements (collectively, the “Purchase Agreements”) with selected accredited investors for the issuance and sale in a private placement (the “Private Placement”) of (i) approximately $3.4 million aggregate principal amount of Notes, with a conversion price of $5.535 per share for holders who are not Company Insiders, and $5.555 per share for holders who are Company Insiders, and (ii) Common Warrants to purchase up to 622,584 shares of Common Stock (the “Common Warrant Shares”), with an exercise price of $5.41 per share for holders who are not Company Insiders, and $5.43 per share for holders who are Company Insiders.

The Notes bear interest at the rate of 6% per annum and will mature three months after issuance (the “Maturity Date”). The Notes are immediately convertible, at each holder’s option, in part or in full, into an aggregate of 631,922 shares of Common Stock (the “Conversion Shares”). The Common Warrants are exercisable immediately upon issuance and will expire on the earlier of (i) five years from the date of issuance, (ii) the consummation of a fundamental transaction and (iii) the consummation of a liquidation event. The Private Placement closed on March 31, 2025.

Company insiders, including the Company’s Chief Executive Officer, Chief Financial Officer and certain members of the Company’s board of directors, participated in the Private Placement. These company insiders purchased $535,000 aggregate principal amount of Notes, which are convertible into an aggregate of 96,302 shares of Common Stock, and Common Warrants to purchase up to an aggregate of 96,302 shares of Common Stock.

In connection with the Private Placement, we entered into a registration rights agreement (the “Registration Rights Agreement”), dated as of March 26, 2025, with the investors, pursuant to which we agreed to prepare and file a registration statement registering the resale of the Conversion Shares and the Common Warrant Shares no later April 15, 2025, and to use our reasonable best efforts to cause such registration statement to be declared effective no later than three days after the Company receives notification (orally or in writing) from the Securities and Exchange Commission (the “SEC”) that such registration statement will not be reviewed or will not be subject to further review by the SEC. We have filed the registration statement of which this prospectus forms a part pursuant to the Registration Rights Agreement.

H.C. Wainwright & Co., LLC (the “Placement Agent”) served as our exclusive placement agent in connection with the Private Placement, pursuant to that certain engagement letter entered into by and between the Company and the Placement Agent dated as of March 3, 2025 (as amended, the “Engagement Letter”).

Pursuant to the Engagement Letter, we paid the Placement Agent (i) a cash fee equal to 7.0% of the aggregate gross proceeds of the Private Placement, excluding any gross proceeds raised from the Company Contacts (as defined in the Engagement Letter), to the extent the Notes are not converted into shares of Common Stock, (ii) a management fee of 1.0% of the aggregate gross proceeds of the Private Placement excluding any gross proceeds raised from a Company Contact, (iii) a non-accountable expense allowance of $25,000, and (iv) $50,000 for fees and expenses of legal counsel and other out-of-pocket expenses. In addition, in connection with the Private Placement, we issued the Placement Agent or its designees the Placement Agent Warrants to purchase up to 37,376 shares of Common Stock (the “Placement Agent Warrant Shares” and together with the Common Warrants, the “Warrants”). The Placement Agent Warrants have substantially the same terms as the Warrants, except that the Placement Agent Warrants have an exercise price of $6.9188 per share.

SELLING STOCKHOLDERS

This prospectus covers the resale or other disposition by the Selling Stockholders identified in the table below of up to 631,922 Conversion Shares, 622,584 Common Warrant Shares, and 37,376 Placement Agent Warrant Shares. The Selling Stockholders acquired their securities in the transactions described above under the heading “Private Placement.”

As used herein, the term “Selling Stockholders” means the Selling Stockholders listed below and such holders’ donees, pledgees, transferees, or other successors-in-interest selling Conversion Shares or Warrant Shares received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer.

The Notes held by the Selling Stockholders contain limitations which prevent the holder from converting such Notes if such conversion would cause the Selling Stockholder, together with certain related parties, to beneficially own a number of shares of Common Stock which would exceed 4.99% (or, at the election of the holder, 9.99%) of our then outstanding shares of Common Stock following such conversion, excluding for purposes of such determination, shares of Common Stock issuable upon conversion of the Notes which have not been converted.

The Warrants held by the Selling Stockholders contain limitations which prevent the holder from exercising such Warrants if such exercise would cause the Selling Stockholder, together with certain related parties, to beneficially own a number of shares of Common Stock which would exceed 4.99% (or, at the election of the holder, 9.99%) of our then outstanding shares of Common Stock following such exercise, excluding for purposes of such determination, shares of Common Stock issuable upon exercise of the Warrants which have not been exercised.

The table below sets forth, as of April 10, 2025, the following information regarding the Selling Stockholders:

•	the names of the Selling Stockholders;

•	the number of shares of Common Stock owned by the Selling Stockholders prior to this offering, without regard to any beneficial ownership limitations contained in the Notes and the Warrants;

•	the number of shares of Common Stock to be offered by the Selling Stockholders in this offering;

•	the number of shares of Common Stock to be owned by the Selling Stockholders assuming the sale of all of the shares of Common Stock covered by this prospectus; and

•

the percentage of our issued and outstanding shares of Common Stock to be owned by Selling Stockholders assuming the sale of all of the shares of Common Stock covered by this prospectus based on the number of shares of Common Stock issued and outstanding as of April 10, 2025.

Except as described above, the number of shares of Common Stock beneficially owned by the Selling Stockholder has been determined in accordance with Rule 13d-3 under the Exchange Act and includes, for such purpose, shares of Common Stock that the Selling Stockholder has the right to acquire within 60 days of April 10, 2025.

All information with respect to the Common Stock ownership of the Selling Stockholders has been furnished by or on behalf of the Selling Stockholders. We believe, based on information supplied by the Selling Stockholders, that except as may otherwise be indicated in the footnotes to the table below, the Selling Stockholder has sole voting and dispositive power with respect to the shares of Common Stock reported as beneficially owned by the Selling Stockholders. Because the Selling Stockholders identified in the table may sell some or all of the shares of Common Stock beneficially owned by them and covered by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares of Common Stock, no estimate can be given as to the number of shares of Common Stock available for resale hereby that will be held by the Selling Stockholders upon termination of this offering. In addition, the

Selling Stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of Common Stock they beneficially own in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table below. We have, therefore, assumed for the purposes of the following table, that the Selling Stockholders will sell all of the shares of Common Stock owned beneficially by it that are covered by this prospectus, but will not sell any other shares of Common Stock that they presently own. Except as set forth below, the Selling Stockholders have not held any position or office, or have otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of our shares of Common Stock or other securities.

	Shares of Common Stock Beneficially Owned Before Completion of the Offering (1)		Sum of Number of Shares of Common Stock Offered Hereby (2)	Shares of Common Stock Beneficially Owned After Completion of the Offering (3)
Name	Sum of Number	Percentage		Sum of Number	Percentage
Intracoastal Capital LLC (4)	91,013	11.9%	91,013	0		*
Lincoln Alternative Strategies LLC (5)	54,608	7.5%	54,608	0		*
3i, LP (6)	36,405	5.1%	36,405	0		*
Streeterville Capital LLC (7)	101,311	13.2%	91,011	10,300		*
Lisa A. Conte (8)	19,443	2.8%	18,135	1,308		*
Pravin Chaturvedi, Ph.D. (9)	7,673	1.1%	7,254	419		*
Steven R. King, Ph.D. (10)	7,657	1.1%	7,254	403		*
Jonathan S. Wolin (11)	18,551	2.7%	18,135	416		*
Carol Lizak (12)	11,232	1.6%	10,881	351		*
Bochnowski Family Trust (13)	54,460	7.5%	54,409	51		*
JBS Healthcare Ventures LLC (14)	18,180	2.6%	18,135	45		*
John Micek III (15)	18,180	2.6%	18,135	45		*
Niccolo Caderni (16)	7,254	1.1%	7,254	0		*
Mark Johnson (17)	9,266	1.4%	9,067	199		*
David F. Sesin (18)	18,538	2.7%	18,135	403		*
Ian Wendt (19)	7,584	1.1%	7,254	330		*
Chesterfield Property Investments Ltd (20)	18,201	2.6%	18,201	0		*
Martin Dunn (21)	115,707	14.8%	109,213	6,494		*
Jon D and Linda W Gruber Trust (22)	109,213	13.9%	109,213	0		*
Joshua Mailman (23)	33,001	4.7%	30,943	2,058		*
Joshua Mailman Foundation (24)	32,134	4.6%	30,943	1,191		*
EJM 2012 Trust (25)	30,943	4.4%	30,943	0		*
Douglas Novick (26)	10,921	1.6%	10,921	0		*
Roy L Rogers 2020 Dynasty Trust (27)	54,606	7.5%	54,606	0		*
Roy L Rogers Survivor’s Trust (28)	63,707	8.6%	63,707	0		*
Roy and Ruth Rogers Unitrust (29)	27,303	3.9%	27,303	0		*
Brian & Suzanne Swift Liv Trust dated 3.13.9,1 as amended (30)	9,100	1.3%	9,100	0		*
QiuSheng Wang (31)	183,115	21.4%	183,115	0		*
WBW Trust Number One (32)	109,216	13.9%	109,213	3		*
Noam Rubinstein (33)	11,773	1.7%	11,773	0		*
Craig Schwabe (33)	1,262	*	1,262	0		*
Michael Vasinkevich (33)	23,967	3.4%	23,967	0		*
Charles Worthman (33)	378	*	374	4		*

*	Less than 1%.

(1)

Applicable percentages based on 674,005 shares of Common Stock outstanding as of April 10, 2025. Beneficial Ownership prior to this offering includes ay share options either vested or which will vest within 60 days of the filing of this registration statement, and any common stock warrants exercisable within 60 days of the filing of this registration statement.

(2)	Consists of the Conversion Shares, Common Warrant Shares and/or Placement Agent Warrant Shares (as the case may be), with respect to each Selling Stockholder, in connection with the Private Placement.
(3)

Assumes full conversion of all Notes (assuming no payment of the principal amounts or any accrued interest) and/or full exercise of all Common Warrants and/or Placement Agent Warrants (as the case may be) by each Selling Stockholder and the resale or other disposition of all Conversion Shares, Common Warrant Shares and/or Placement Agent Warrant Shares (as the case may be) by each such Selling Stockholder.

(4)

Includes (i) 45,845 shares of Common Stock issuable upon conversion of the Note held by Intracoastal Capital LLC (“Intracoastal”), convertible at a conversion price of $5.535 per share, and (ii) 45,168 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Intracoastal, exercisable at an exercise price of $5.41 per share. The Note and Common Stock Warrant provide for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company’s Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively. Mitchell P. Kopin (“Mr. Kopin”) and Daniel B. Asher (“Mr. Asher”), each of whom are managers of Intracoastal Capital LLC (“Intracoastal”), have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the securities reported herein that are held by Intracoastal. The address for Intracoastal is 245 Palm Trail, Delray Beach, FL 33483.

(5)

Includes (i) 27,507 shares of Common Stock issuable upon conversion of the Note held by Lincoln Alternative Strategies LLC (“LAS”), convertible at a conversion price of $5.535 per share, and (ii) 27,101 shares of Common Stock issuable upon exercise a Common Stock Warrant held by LAS, exercisable at an exercise price of $5.41 per share. The Note and Common Stock Warrant provide for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company’s Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively. Stephen J. Temes (“Mr. Temes”) is the manager of LAS and has voting control and investment discretion over the securities reported herein that are held by LAS. As a result, Mr. Temes may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended of the securities reported herein that are held by LAS. The address for LAS is 404 Washington Ave, Ste 650, Miami Beach, FL 33139.

(6)

Includes (i) 18,338 shares of Common Stock issuable upon conversion of the Note held by 3i, LP, convertible at a conversion price of $5.535 per share, and (ii) 18,067 shares of Common Stock issuable upon exercise a Common Stock Warrant held by 3i, LP, exercisable at an exercise price of $5.41 per share. The Note and Common Stock Warrant provide for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company’s Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively. 3i Management LLC is the general partner of 3i, LP, and Maier Joshua Tarlow is the manager of 3i Management LLC. As such, Mr. Tarlow exercises sole voting and investment discretion over securities beneficially owned directly or indirectly by 3i, LP and 3i Management LLC. Mr. Tarlow disclaims beneficial ownership of the securities beneficially owned directly by 3i, LP and indirectly by 3i Management LLC. The business address of each of the aforementioned parties is 2 Wooster Street, 2nd Floor, New York, NY 10013. We have been advised that none of Mr. Tarlow, 3i Management LLC, or 3i, LP is a member of the Financial Industry Regulatory Authority, or FINRA, or an independent broker-dealer, or an affiliate or associated person of a FINRA member or independent broker-dealer. The address for 3i, LP is 2 Wooster St. FL 2 New York, NY 10013.

(7)

Includes (i) 10,300 shares of Common Stock held by Streeterville Capital, LLC (“Streeterville”), (ii) 45,844 shares of Common Stock issuable upon conversion of the Note held by Streeterville, convertible at a conversion price of $5.535 per share, and (iii) 45,167 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Streeterville, exercisable at an exercise price of $5.41 per share. The Note and Common Stock Warrant provide for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 9.99% of the shares of the Company’s Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively. John M. Fife has voting and dispositive power over shares held by Streeterville. The address for Streeterville is 297 Auto Mall Drive #4, St. George, UT, 84770, USA.
(8)

Ms. Lisa Conte is the Chief Executive Officer and President of the Company and a member of the Company’s board of directors. Includes (i) 131 shares of Common Stock held by Ms. Conte, (ii) 1,177 shares of Common Stock issuable to Ms. Conte under stock options that are exercisable or will become exercisable in the 60 days subsequent to April 10, 2025, (iii) 9,135 shares of Common Stock issuable upon conversion of the Note held by Ms. Conte, convertible at a conversion price of $5.555 per share, and (iv) 9,000 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Ms. Conte, exercisable at an exercise price of $5.43 per share. The address for Ms. Conte is c/o Jaguar Health, Inc., 200 Pine Street, Suite 400, San Francisco, CA, 94104.

(9)

Mr. Pravin Chaturvedi is the Chief Scientific Officer and the Chair of Scientific Advisory Board of the Company. Includes (i) 69 shares of Common Stock held by Mr. Chaturvedi, (ii) 350 shares of Common Stock issuable to Mr. Chaturvedi under stock options that are exercisable or will become exercisable in the 60 days subsequent to April 10, 2025, (iii) 3,654 shares of Common Stock issuable upon conversion of the Note held by Mr. Chaturvedi, convertible at a conversion price of $5.555 per share, and (iv) 3,600 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Mr. Chaturvedi, exercisable at an exercise price of $5.43 per share. The address for Mr. Chaturvedi is c/o Jaguar Health, Inc., 200 Pine Street, Suite 400, San Francisco, CA, 94104.

(10)

Mr. Steven R. King is the Chief Sustainable Supply, Ethnobotanical Research, IP Officer and Secretary of the Company. Includes (i) 53 shares of Common Stock held by Mr. King, (ii) 350 shares of Common Stock issuable to Mr. King under stock options that are exercisable or will become exercisable in the 60 days subsequent to April 10, 2025, (iii) 3,654 shares of Common Stock issuable upon conversion of the Note held by Mr. King, convertible at a conversion price of $5.555 per share, and (iv) 3,600 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Mr. King, exercisable at an exercise price of $5.43 per share. The address for Mr. King is c/o Jaguar Health, Inc., 200 Pine Street, Suite 400, San Francisco, CA, 94104.

(11)

Mr. Jonathan S. Wolin is the Chief of Staff, Chief Compliance Officer, and General Counsel of the Company. Includes (i) 66 shares of Common Stock held by Mr. Wolin, (ii) 350 shares of Common Stock issuable to Mr. Wolin under stock options that are exercisable or will become exercisable in the 60 days subsequent to April 10, 2025, (iii) 9,135 shares of Common Stock issuable upon conversion of the Note held by Mr. Wolin, convertible at a conversion price of $5.555 per share, and (iv) 9,000 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Mr. Wolin, exercisable at an exercise price of $5.43 per share. The address for Mr. Wolin is c/o Jaguar Health, Inc., 200 Pine Street, Suite 400, San Francisco, CA, 94104.

(12)

Ms. Carol Lizak is the Chief Financial Officer of the Company. Includes (i) 47 shares of Common Stock held by Ms. Lizak, (ii) 304 shares of Common Stock issuable to Ms. Lizak under stock options that are exercisable or will become exercisable in the 60 days subsequent to April 10, 2025, (iii) 5,481 shares of Common Stock issuable upon conversion of the Note held by Ms. Lizak, convertible at a conversion price of $5.555 per share, and (iv) 5,400 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Ms. Lizak, exercisable at an exercise price of $5.43 per share. The address for Ms. Lizak is c/o Jaguar Health, Inc., 200 Pine Street, Suite 400, San Francisco, CA, 94104.

(13)

Mr. James J. Bochnowski is a member of the Company’s board of directors. These securities are held by Bochnowski Family Trust (“Bochnowski Family Trust”) where Mr. Bochnowski is a co-trustee and beneficiary of such trust and shares voting and investment control over such shares with his spouse. Includes (i) 51 shares of Common Stock held by the Bochnowski Family Trust, (ii) 27,407 shares of Common Stock issuable upon conversion of the Note held by the Bochnowski Family Trust, convertible at a conversion price of $5.555 per share, and (iii) 27,002 shares of Common Stock issuable upon exercise a Common Stock

Warrant held by the Bochnowski Family Trust, exercisable at an exercise price of $5.43 per share. The Note and Common Stock Warrant provide for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company’s Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively. The address for Mr. Bochnowski is c/o Jaguar Health, Inc., 200 Pine Street, Suite 400, San Francisco, CA, 94104.
(14)

Mr. Jonathan B. Siegel is a member of the Company’s board of directors. These securities are held by JBS Healthcare Ventures LLC (“JBS”) where Mr. Siegel is the sole member. Includes (i) 45 shares of Common Stock held by JBS, (ii) 9,135 shares of Common Stock issuable upon conversion of the Note held by JBS, convertible at a conversion price of $5.555 per share, and (iii) 9,000 shares of Common Stock issuable upon exercise a Common Stock Warrant held by JBS, exercisable at an exercise price of $5.43 per share. The address for Mr. Siegel is c/o Jaguar Health, Inc., 200 Pine Street, Suite 400, San Francisco, CA, 94104.

(15)

Mr. John Micek III is a member of the Company’s board of directors. Includes (i) 45 shares of Common Stock held by Mr. Micek, (ii) 9,135 shares of Common Stock issuable upon conversion of the Note held by Mr. Micek, convertible at a conversion price of $5.555 per share, and (iii) 9,000 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Mr. Micek, exercisable at an exercise price of $5.43 per share. The address for Mr. Micek is c/o Jaguar Health, Inc., 200 Pine Street, Suite 400, San Francisco, CA, 94104.

(16)

Mr. Niccolo Caderni is a member of the board of directors of Napo Therapeutics S.p.A., a subsidiary of the Company incorporated in Italy. Includes (i) 3,654 shares of Common Stock issuable upon conversion of the Note held by Mr. Caderni, convertible at a conversion price of $5.555 per share, and (ii) 3,600 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Mr. Caderni, exercisable at an exercise price of $5.43 per share. The address for Mr. Caderni is c/o Jaguar Health, Inc., 200 Pine Street, Suite 400, San Francisco, CA, 94104.

(17)

Mr. Mark Johnson is an employee of the Company. Includes (i) 35 shares of Common Stock held by Mr. Johnson, (ii) 164 shares of Common Stock issuable to Mr. Johnson under stock options that are exercisable or will become exercisable in the 60 days subsequent to April 10, 2025, (iii) 4,567 shares of Common Stock issuable upon conversion of the Note held by Mr. Johnson, convertible at a conversion price of $5.555 per share, and (iv) 4,500 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Mr. Johnson, exercisable at an exercise price of $5.43 per share. The address for Mr. Johnson is c/o Jaguar Health, Inc., 200 Pine Street, Suite 400, San Francisco, CA, 94104.

(18)

Mr. David F. Sesin is the Chief Manufacturing Officer of the Company. Includes (i) 53 shares of Common Stock held by Mr. Sesin, (ii) 350 shares of Common Stock issuable to Mr. Sesin under stock options that are exercisable or will become exercisable in the 60 days subsequent to April 10, 2025, (iii) 9,135 shares of Common Stock issuable upon conversion of the Note held by Mr. Sesin, convertible at a conversion price of $5.555 per share, and (iv) 9,000 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Mr. Sesin, exercisable at an exercise price of $5.43 per share. The address for Mr. Sesin is c/o Jaguar Health, Inc., 200 Pine Street, Suite 400, San Francisco, CA, 94104.

(19)

Mr. Ian Wendt is the Chief Commercial Officer of the Company. Includes (i) 26 shares of Common Stock held by Mr. Wendt, (ii) 304 shares of Common Stock issuable to Mr. Wendt under stock options that are exercisable or will become exercisable in the 60 days subsequent to April 10, 2025, (iii) 3,654 shares of Common Stock issuable upon conversion of the Note held by Mr. Wendt, convertible at a conversion price of $5.555 per share, and (iv) 3,600 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Mr. Wendt, exercisable at an exercise price of $5.43 per share. The address for Mr. Wendt is c/o Jaguar Health, Inc., 200 Pine Street, Suite 400, San Francisco, CA, 94104.

(20)

Includes (i) 9,168 shares of Common Stock issuable upon conversion of the Note held by Chesterfield Property Investments Ltd (“Chesterfield”), convertible at a conversion price of $5.535 per share, and (ii) 9,033 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Chesterfield, exercisable at an exercise price of $5.41 per share. Philip Chesterfield has voting and dispositive power over shares held by Chesterfield. The address of Chesterfield is Greystone Farm, Chillies Lane, High Hurstwood, East Sussex, TN22 4AA, U.K.

(21)

Includes (i) 6,494 shares of Common Stock held by Mr. Martin Dunn, (ii) 55,013 shares of Common Stock issuable upon conversion of the Note held by Mr. Martin Dunn, convertible at a conversion price of $5.535 per share, and (ii) 54,200 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Mr. Dunn, exercisable at an exercise price of $5.41 per share. The Note and Common Stock Warrant provide for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company’s Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively. The address for Mr. Dunn is 589 Sackett Street, Brooklyn, NY 11217.

(22)

Includes (i) 55,013 shares of Common Stock issuable upon conversion of the Note held by Jon D and Linda W Gruber Trust (“Gruber Trust”), convertible at a conversion price of $5.535 per share, and (ii) 54,200 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Gruber Trust, exercisable at an exercise price of $5.41 per share. The Note and Common Stock Warrant provide for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company’s Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively. The securities are directly held by Gruber Trust and may be deemed to be beneficially owned by Jon D Gruber, as Trustee. The address of the Gruber Trust is 300 Tamal Plaza, Ste. 215, Corte Madera, CA 94925.

(23)

Includes (i) 2,058 shares of Common Stock held by Mr. Joshua Mailman, (ii) 15,587 shares of Common Stock issuable upon conversion of the Note held by Mr. Mailman, convertible at a conversion price of $5.535 per share, and (iii) 15,356 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Mr. Mailman, exercisable at an exercise price of $5.41 per share. The address for Mr. Mailman is c/o Citron Cooperman, 50 Rockefeller Plaza, New York, NY 10020.

(24)

Includes (i) 1,191 shares of Common Stock held by Joshua Mailman Foundation (“Joshua Foundation”), (ii) 15,587 shares of Common Stock issuable upon conversion of the Note held by Joshua Foundation, convertible at a conversion price of $5.535 per share, and (iii) 15,356 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Joshua Foundation, exercisable at an exercise price of $5.41 per share. Joshua Mailman has voting and dispositive power over shares held by Joshua Foundation. The address of Joshua Foundation is c/o Citron Cooperman, 50 Rockefeller Plaza, 4th Floor, New York, NY 10020.

(25)

Includes (i) 15,587 shares of Common Stock issuable upon conversion of the Note held by EJM 2012 Trust (“EJM Trust”), convertible at a conversion price of $5.535 per share, and (ii) 15,356 shares of Common Stock issuable upon exercise a Common Stock Warrant held by the EJM Trust, exercisable at an exercise price of $5.41 per share. Ms. Monica Winsor, Mr. Mailman’s spouse, is the sole trustee of the EJM Trust and has voting and investment power over the shares held by the EJM Trust. The address of Mr. Mailman and Ms. Winsor are c/o Citrin Cooperman, 50 Rockefeller Plaza, 4th Floor, New York, NY 10020.

(26)

Includes (i) 5,501 shares of Common Stock issuable upon conversion of the Note held by Mr. Douglas Novick, convertible at a conversion price of $5.535 per share, and (ii) 5,420 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Mr. Novick, exercisable at an exercise price of $5.41 per share. The address for Mr. Novick is 4820 Croy Road, Morgan Hill, CA 95037.

(27)

Includes (i) 27,506 shares of Common Stock issuable upon conversion of the Note held by Roy L Rogers 2020 Dynasty Trust (“Rogers 2020 Dynasty Trust”), convertible at a conversion price of $5.535 per share, and (ii) 27,100 shares of Common Stock issuable upon exercise a Common Stock Warrant held by the Rogers 2020 Dynasty Trust, exercisable at an exercise price of $5.41 per share. The Note and Common Stock Warrant provide for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company’s Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively. Roy L. Rogers is the trustee of the Rogers 2020 Dynasty Trust and holds sole voting and dispositive power over the shares held by the trust. The address for Mr. Rogers is 27927 Briones Way, Los Altos Hills, CA 94022.

(28)

Includes (i) 32,091 shares of Common Stock issuable upon conversion of the Note held by Roy L Rogers Survivor’s Trust (“Rogers Survivor’s Trust”), convertible at a conversion price of $5.535 per share, and (ii) 31,616 shares of Common Stock issuable upon exercise a Common Stock Warrant held by the Rogers Survivor’s Trust, exercisable at an exercise price of $5.41 per share. The Note and Common Stock Warrant provide for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company’s Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively. Roy L. Rogers is the trustee of the Rogers Survivor’s Trust and holds sole voting and dispositive power over the shares held by the trust. The address for Mr. Rogers is 27927 Briones Way, Los Altos Hills, CA 94022.
(29)

Includes (i) 13,753 shares of Common Stock issuable upon conversion of the Note held by Roy and Ruth Rogers Unitrust (“Rogers Unitrust”), convertible at a conversion price of $5.535 per share, and (ii) 13,550 shares of Common Stock issuable upon exercise a Common Stock Warrant held by the Rogers Unitrust, exercisable at an exercise price of $5.41 per share. Roy L. Rogers is the trustee of the Rogers Unitrust and holds sole voting and dispositive power over the shares held by the trust. The address for Mr. Rogers is 27927 Briones Way, Los Altos Hills, CA 94022.

(30)

Includes (i) 4,584 shares of Common Stock issuable upon conversion of the Note held by Brian & Suzanne Swift Liv Trust dated 3.13.9,1 as amended (“Swift Trust”), convertible at a conversion price of $5.535 per share, and (ii) 4,516 shares of Common Stock issuable upon exercise a Common Stock Warrant held by the Swift Trust, exercisable at an exercise price of $5.41 per share. Mr. Brian G. Swift is the sole trustee of the Swift Trust and has voting and investment power over the shares held by the Swift Trust. The address of Mr. Swift is 69 Beach Road, Belvedere, CA 94920.

(31)

Includes (i) 92,239 shares of Common Stock issuable upon conversion of the Note held by Mr. QiuSheng Wang, convertible at a conversion price of $5.535 per share, and (ii) 90,876 shares of Common Stock issuable upon exercise a Common Stock Warrant held by Mr. Wang, exercisable at an exercise price of $5.41 per share. The Note and Common Stock Warrant provide for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company’s Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively. The address for Mr. Wang is Xisibei 2 Ave. No 49, West District, Beijing, China 100034.

(32)

Includes (i) 78,621 shares of Common Stock held by WBW Trust Number One (“WBW Trust”), (ii) 55,013 shares of Common Stock issuable upon conversion of the Note held by the WBW Trust, convertible at a conversion price of $5.535 per share, and (iii) 54,200 shares of Common Stock issuable upon exercise a Common Stock Warrant held by the WBW Trust, exercisable at an exercise price of $5.41 per share. The Note and Common Stock Warrant provide for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company’s Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively. William T. Weyerhaeuser is the trustee of the WBW Trust and holds sole voting and dispositive power over the shares held by the trust. The address for Mr. Weyerhaeuser is 1145 Broadway, Suite 1500, Tacoma, WA 98402.

(33)

Each of the Selling Stockholders is affiliated with H.C. Wainwright & Co., LLC, a registered broker dealer with a registered address of H.C. Wainwright & Co., LLC, 430 Park Ave, 3rd Floor, New York, NY 10022, and has sole voting and dispositive power over the securities held. The number of shares beneficially owned prior to this offering consist of shares of Common Stock issuable upon exercise of the Placement Agent Warrants and four shares of Common Stock. The Selling Stockholder acquired the Placement Agent Warrants in the ordinary course of business and, at the time the Placement Agent Warrants were acquired, the Selling Stockholder had no agreement or understanding, directly or indirectly, with any person to distribute such securities. H.C. Wainwright & Co., LLC served as our exclusive placement agent in connection with the Private Placement, for which it received compensation.

USE OF PROCEEDS

The Common Stock to be offered and sold using this prospectus will be offered and sold by the Selling Stockholders named in this prospectus. Accordingly, we will not receive any proceeds from any sale of shares of Common Stock in this offering.

A portion of the shares covered by this prospectus are issuable upon the exercise of warrants to purchase shares of our Common Stock. Pursuant to conditions set forth in the Warrants, the Warrants are exercisable under certain circumstances on a cashless basis, and should a Selling Stockholder elect to exercise on a cashless basis we will not receive any proceeds from the sale of Common Stock issued upon the cashless exercise of the Warrant. Upon any exercise for cash of the Warrants, the Selling Stockholders will pay us the exercise price of the warrants of $5.41 per share, $5.43 per share, or $6.9188 per share, as applicable. If the Selling Stockholders exercise, on a cash basis, all of the warrants underlying the shares being registered, we would receive gross proceeds of approximately $3,628,703. We intend to use such proceeds, if any, for general corporate purposes, including working capital. The exercise price and number of shares of Common Stock issuable upon exercise of the Warrants may be adjusted in certain circumstances, including subdivisions and stock splits, stock dividends, combinations, reorganizations, reclassifications, consolidations, mergers or sales of properties and assets and upon the issuance of certain assets or securities to holders of our Common Stock, as applicable.

The Selling Stockholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, fees and expenses of our counsel, certain expenses of counsel to the selling shareholders and our independent registered public accountants.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on The Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Our Common Stock is listed on Nasdaq under the symbol “JAGX.”

DESCRIPTION OF SECURITIES

General

The following description summarizes the most important terms of our capital stock. Because it is only a summary of the provisions of our Third Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and amended and restated bylaws, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our Certificate of Incorporation and our amended and restated bylaws and to the applicable provisions of Delaware law. Our authorized capital stock consists of 352,475,074 shares of capital stock, which consists of (i) 298,000,000 shares of voting common stock, $0.0001 par value per share, (ii) 50,000,000 shares of convertible non-voting common stock, $0.0001 par value per share, and (iii) 4,475,074 shares of preferred stock, $0.0001 par value per share.

Common Stock

We have two classes of common stock: voting common stock and non-voting common stock. Holders of both classes of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock or that we may designate or issue in the future. In the event of our liquidation, dissolution or winding up, the holders of both classes of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of preferred stock then outstanding. There are no preemptive, conversion or subscription rights applicable to either class of common stock. There are no redemption or sinking fund provisions applicable to either class of common stock. The rights, preferences, and privileges of the holders of both classes of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future. All of our outstanding shares of voting common stock and non-voting common stock are fully paid and nonassessable.

Voting Common Stock

The holders of our voting common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders.

Non-Voting Common Stock

The holders of our non-voting common stock do not have any cumulative voting rights and are not entitled to vote, except on an as-converted basis with respect to any Change of Control (as defined in the Certificate of Incorporation). Each share of non-voting common stock is convertible into fourteen million one hundredth seventy five thousand (1/14,175,000th) of a share of voting common stock at the election of the holder thereof. As of the date of this prospectus, there are no shares of voting common stock outstanding.

Preferred Stock

Under our Certificate of Incorporation, our board of directors is authorized to issue up to 4,475,074 shares of preferred stock from time to time, in one or more classes or series, without stockholder approval. As of the date of this prospectus, there are 99 shares of Series J Preferred Stock outstanding.

Prior to the issuance of shares of each class or series, our board of directors is required by the Delaware General Corporation Law (“DGCL”) and our Certificate of Incorporation to adopt resolutions and file a certificate of designation with the Delaware Secretary of State. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions of that class or series, including the following:

•	the number of shares constituting each class or series;

•	voting rights;

•	rights and terms of redemption, including sinking fund provisions;

•	dividend rights and rates;

•	terms concerning the distribution of assets;

•	conversion or exchange terms;

•	redemption prices; and

•	liquidation preferences.

All shares of preferred stock offered, when issued and paid for, will be validly issued, fully paid and nonassessable and will not have any preemptive or subscription rights.

We will specify the following terms relating to any class or series of preferred stock offered by us:

•	the title and stated value of the preferred stock;

•	the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

•	the dividend rate(s), period(s) or payment date(s) or method(s) of calculation applicable to the preferred stock;

•	whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock will accumulate;

•	our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

•	the procedures for auction and remarketing, if any, for the preferred stock;

•	the provisions for a sinking fund, if any, for the preferred stock;

•	the provision for redemption, if applicable, of the preferred stock;

•	any listing of the preferred stock on any securities exchange;

•	the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price or manner of calculation and conversion period;

•	voting rights, if any, of the preferred stock;

•	whether interests in the preferred stock will be represented by depositary shares;

•	a discussion of any material or special United States federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

•

any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs; and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

Stockholder Rights Plan

On February 26, 2025 our board of directors declared a dividend of (i) one preferred share purchase right (a “Class A Right”) for each share of Common Stock and (ii) one preferred stock purchase right (a “Class B Right”

and together with the Class A Rights, the “Rights”) for each share of non-voting common stock, par value $0.0001 per share, of the Company (the “Non-Voting Common Stock” and together with the Common Stock, the “Outstanding Stock”). The dividend was paid on March 10, 2025 to the stockholders of record at the close of business on March 10, 2025 (the “Record Date”). Each Right initially entitles the registered holder to purchase from the Company one one-thousandth of a share of Series K Junior Participating Preferred Stock, par value $0.0001 per share, of the Company (the “Series K Preferred Stock”) at a price of $4.50 per one one-thousandth of a share of Series K Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of February 26, 2025, as the same may be amended from time to time (the “Rights Agreement”), between the Company and Equiniti Trust Company, LLC, as Rights Agent.

Until the close of business on the earlier of (i) 10 business days following the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 13(d) of the Exchange Act by the Company or an Acquiring Person (as defined below) that an Acquiring Person has become such, or such other date, as determined by the Board, on which a Person has become an Acquiring Person, or (ii) 10 business days (or such later date as may be determined by action of the Board prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement of, or the first public announcement of an intention to commence, a tender or exchange offer the consummation of which would result in any person or group of affiliated or associated persons becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), (x) the Rights will be evidenced by the certificates representing the Outstanding Stock registered in the names of the holders thereof (or by book entry shares in respect of such Outstanding Stock) and not by separate Right Certificates (as defined below), and (y) the Rights will be transferable only in connection with the transfer of Outstanding Stock.

Until the Distribution Date (or earlier expiration of the Rights), (i) new Outstanding Stock certificates issued after the Record Date upon transfer or new issuances of Outstanding Stock will contain a legend incorporating the terms of the Rights Agreement by reference, and (ii) the surrender for transfer of any certificates representing Outstanding Stock (or book entry shares of Outstanding Stock) outstanding as of the Record Date will also constitute the transfer of the Rights associated with the shares of Outstanding Stock represented thereby. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Outstanding Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

Except as otherwise provided in the Rights Agreement, the Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (i) 5:00 P.M., New York City time on February 26, 2026, (ii) the time at which the Rights are redeemed pursuant to the terms of the Rights Agreement, (iii) the closing of any merger or other acquisition transaction involving the Company pursuant to an agreement of the type described in the Rights Agreement at which time the Rights are terminated, or (iv) the time at which such Rights are exchanged pursuant to the terms of the Rights Agreement.

The Purchase Price payable, and the number of shares of Series K Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time, among others, (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series K Preferred Stock, (ii) upon the grant to holders of the Series K Preferred Stock of certain rights or warrants to subscribe for or purchase Series K Preferred Stock at a price, or securities convertible into Series K Preferred Stock with a conversion price, less than the then-current market price of the Series K Preferred Stock, or (iii) upon the distribution to holders of the Series K Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series K Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on any class or series of Outstanding Stock payable in shares of a class or series of Outstanding Stock or subdivisions, consolidations or combinations of any class or series of Outstanding Stock occurring, in any such case, prior to the Distribution Date.

Shares of Series K Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series K Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $10.00 and (b) the sum of (1) 1,000 (subject to adjustments for stock dividends, stock splits, or stock combinations) times the aggregate per share amount of all cash dividends, plus (2) 1,000 (subject to adjustments for stock dividends, stock splits, or stock combinations) times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock, or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), in each case declared on the Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Series K Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $10.00 per share (plus any accrued but unpaid dividends and distributions), and (b) an amount equal to 1,000 times (subject to adjustments for stock dividends, stock splits, or stock combinations) made per share amount of all cash and other property to be distributed in respect of Common Stock. Each share of Series K Preferred Stock issued pursuant to an exercise of a Class A Right will be initially entitled to 1,000 votes (subject to adjustment for stock dividends, stock splits, or stock combinations) and each share of Series K Preferred Stock issued pursuant to an exercise of a Class B Right will not have any voting power on any matter submitted to stockholders for a vote (except as otherwise required by law). In addition to voting together with the holders of Common Stock for the election of other directors of the Company, the holders of Series K Preferred Stock, voting separately as a class to the exclusion of the holders of Common Stock, shall be entitled at the meeting of stockholders (and at each subsequent annual meeting of stockholders), unless all dividends in arrears on the Series K Preferred Stock have been paid or declared and set apart for payment prior thereto, to vote for the election of two directors of the Company. Holders of Series K Preferred Stock shall otherwise have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action, other than as required by law.

In the event of any merger, consolidation, combination or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Series K Preferred Stock will be entitled to receive 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person (the first occurrence of such event, a “Flip-In Event”), (i) each holder of a Class A Right, other than Class A Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Class A Right that number of shares of Common Stock equal to the number of shares of Common Stock obtained by dividing the Purchase Price (subject to adjustments) by 50% of the current per share market price of the Common Stock on the date of the Flip-In Event, and (ii) each holder of a Class B Right, other than Class B Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Class B Right that number of shares of Non-Voting Common Stock obtained by dividing the Purchase Price (subject to adjustments) by 50% of the current per share market price of the Non-Voting Common Stock on the day of the Flip-In Event. Except in certain situations, a person or group of affiliated or associated persons becomes an “Acquiring Person” upon acquiring beneficial ownership of 20% or more of the total voting power of the aggregate of all shares of Voting Stock (as defined below) then outstanding, subject to certain exclusions. Certain synthetic interests in securities created by derivative positions are treated under the Rights Agreement as beneficial ownership of the number of shares of Voting Stock equivalent to the economic exposure created by the derivative security, to the extent actual shares of Voting Stock are directly or indirectly beneficially owned by a counterparty to such derivative security.

In the event that, after a Flip-In Event, the Company is acquired in a merger or other business combination transaction by a person or 50% or more of its consolidated assets or earning power are sold to a person, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring

Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of such person equal to the result obtained by dividing the Purchase Price (subject to adjustments) by 50% of the current per share market price of the common stock of such person(s) (or its parent) with whom the Company has engaged in the foregoing transaction.

At any time after a Flip-In Event and prior to the acquisition by an Acquiring Person of 50% or more of the total voting power of the aggregate of all shares of Voting Stock then outstanding, the Board may, at its option, exchange (i) all or part of the then outstanding Class A Rights (other than Class A Rights owned by such Acquiring Person which will have become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Class A Right, subject to adjustment and (ii) all or part of the then outstanding Class B Rights (other than Class B Rights owned by such Acquiring Person which will have become void), for shares of Non-Voting Common Stock at an exchange ratio of one share of Non-Voting Common Stock per Class B Right, subject to adjustment.

With certain exceptions, no adjustment in the Purchase Price will be required unless such adjustment would require an increase or decrease of at least 1% in such Purchase Price. No fractional shares of Series K Preferred Stock will be issued (other than fractions of Series K Preferred Stock which are integral multiples of one one-thousandth of a share of Series K Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of a whole share of Series K Preferred Stock. No fractional shares of Common Stock will be issued, and in lieu thereof an adjustment in cash will be made based on the current market price of a whole share of Common Stock. No fractional shares of Non-Voting Common Stock will be issued, and in lieu thereof an adjustment in cash will be made based on the current market price of a whole share of Non-Voting Common Stock.

At any time prior to a Flip-In Event, the Board may redeem all but not less than the then outstanding Rights at a price of $0.01 per Right, subject to adjustment (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common Stock, Non-Voting Common Stock or such other form of consideration as the Board shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may, in its sole discretion, except with respect to the Redemption Price, supplement or amend any provision in the Rights Agreement without the approval of any holders of the Rights. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, supplement or amend the Rights Agreement without the approval of any holders of Rights, provided that no such supplement or amendment may adversely affect the interests of holders of the Rights, cause the Rights Agreement to become amendable contrary to the provisions of the Rights Agreement, or cause the Rights to again to become redeemable.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware Law

Certain provisions of Delaware law and our Certificate of Incorporation and amended and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our Certificate of Incorporation and amended and restated bylaws include provisions that:

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, the chief executive officer or the president;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•	specify that no stockholder is permitted to cumulate votes at any election of our board of directors; and

•	require approval of the stockholders of at least 75% of the shares and a majority of the board of directors to amend certain of the above-mentioned provisions.

Stockholder Rights Plan

The rights issued pursuant to our stockholder rights plan, if not redeemed or suspended, could work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

Exclusive Jurisdiction

Under the provisions of our Certificate of Incorporation and amended and restated bylaws, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our Certificate of Incorporation or amended and restated bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or amended and restated bylaws; or (v) any action asserting a claim against us governed by the internal affairs doctrine; provided that, if and only if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, then any such action may be brought in another state or federal court sitting in the State of Delaware. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our Certificate of Incorporation or amended and restated bylaws to be inapplicable or unenforceable in such action. Our amended and restated bylaws provide that if any part of the exclusive forum provision is held to be invalid, illegal or unenforceable, as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such part in any other circumstance and of the remaining parts of the exclusive forum provision and the application of such provision to other persons or entities and circumstances will not in any way be affected or impaired thereby.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in the payment of a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law and our Certificate of Incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent of our voting common stock is Equiniti Trust Company, LLC. Their address is 55 Challenger Road, Floor 2, Ridgefield Park, NJ 07660.

National Securities Exchange Listing

Our voting common stock is currently listed on Nasdaq under the symbol “JAGX.”

LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for us by Reed Smith LLP, Palo Alto, California.

EXPERTS

The financial statements of the Company as of December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024 incorporated by reference in this prospectus and the registration statement have been so incorporated in reliance on the report of RBSM LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of Common Stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our securities, reference is made to our SEC filings and the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s web site at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with such requirements, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the web site of the SEC referred to above. We also maintain a website at https://jaguar.health, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement.

We incorporate by reference the documents listed below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2024 filed on March 31, 2025 and amended on April 15, 2025;

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our definitive proxy statement and definitive additional materials on Schedule 14A, relating to our Annual Meeting of Stockholders held on June 21, 2024, filed on May 21, 2024 and May 31, 2024, respectively;

•	our definitive proxy statement on Schedule 14A, relating to our Special Meeting of Stockholders held on March 13, 2025, filed on February 24, 2025;

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our Quarterly Reports on Form 10-Q for the fiscal quarter ended March  31, 2024 filed on May 14, 2024, for the fiscal quarter ended June  30, 2024 filed on August 13, 2024, and for the fiscal quarter ended September  30, 2024 filed on November 13, 2024, respectively;

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our Current Reports on Form 8-K filed on February 16, 2024, March  1, 2024, March  8, 2024, March  21, 2024, April  9, 2024, May  23, 2024, June  10, 2024, June  21, 2024, June  26, 2024, July  16, 2024, July  18, 2024, November  13, 2024, February  4, 2025, February  20, 2025, February  27, 2025, March  18, 2025, March  26, 2025, April  4, 2025, April 30, 2025, May 2, 2025 and May 5, 2025, and on Form  8-K/A filed on April 25, 2025; and

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the description of our common stock filed as Exhibit 4.26 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed on April 3, 2020, including any amendment or report filed for the purpose of updating such description.

Unless otherwise noted, the SEC file number for each of the documents listed above is 001-36714.

In addition, all documents that the Company files pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the filing of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents, except as to any document or portion of any document that is deemed furnished and not filed.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of any or all of the documents incorporated herein by reference. These documents will be provided to you at no cost, by contacting: Investor Relations, Jaguar Health, Inc., 200 Pine Street, Suite 400, San Francisco, CA, 94104 or call (415) 371-8300.

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

631,922 Shares of Common Stock Issuable Upon the Conversion of Outstanding Notes

622,584 Shares of Common Stock Issuable Upon the Exercise of Outstanding Common Warrants

37,376 Shares of Common Stock Issuable Upon the Exercise of Outstanding Placement Agent Warrants

PROSPECTUS

May 7, 2025